# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYVE FOODS, INC., CIK 0001691936
CUSIP: 863685202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5801 TENNYSON PARKWAY, SUITE 275, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000699
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 414,755; sole dispositive power 0; shared dispositive power 414,755; aggregate amount beneficially owned 414,755 (9.99% of the class)
  Comment: The shares of Class A Common Stock reported herein consist of warrants to purchase 197,779 shares of Class A Common Stock and 2,919,239 shares of Class A Common Stock issuable on conversion of convertible preferred stock. The warrants and convertible preferred stock are each subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 3,736,952 shares of Class A Common Stock outstanding on November 13, 2024, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2024.
- LYTTON-KAMBARA FOUNDATION: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 414,755; sole dispositive power 0; shared dispositive power 414,755; aggregate amount beneficially owned 414,755 (9.99% of the class)
  Comment: The shares of Class A Common Stock reported herein consist of warrants to purchase 197,779 shares of Class A Common Stock and 2,919,239 shares of Class A Common Stock issuable on conversion of convertible preferred stock. The warrants and convertible preferred stock are each subject to a 9.99% beneficial ownership limitation. The percentages reported in this Schedule 13G are based on 3,736,952 shares of Class A Common Stock outstanding on November 13, 2024, as reported in the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2024.

## Item 1. Issuer
Name of issuer: STRYVE FOODS, INC.
Address of issuer's principal executive offices: 5801 TENNYSON PARKWAY, SUITE 275, PLANO, TX 75024

## Item 2. Person Filing
Name of person filing:
Laurence W. Lytton
Lytton-Kambara Foundation (the "Foundation")
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Lytton: 414,755
Foundation: 414,755
Percent of class:
Lytton: 9.99%
Foundation: 9.99%
Sole power to vote or to direct the vote:
Lytton: 0
Foundation: 0
Shared power to vote or to direct the vote:
Lytton: 414,755
Foundation: 414,755
Sole power to dispose or to direct the disposition:
Lytton: 0
Foundation: 0
Shared power to dispose or to direct the disposition:
Lytton: 414,755
Foundation: 414,755

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (02/17/2026)
- LYTTON-KAMBARA FOUNDATION: /s/ Laurence W. Lytton, President (02/17/2026)